Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 19, 2012 (the “Agreement”), by and between General Electric Capital Services, Inc., a Delaware corporation (“GECS”), and General Electric Capital Corporation, a Delaware corporation (“GE Capital”) and a wholly owned subsidiary of GECS.  The Agreement is entered into pursuant to Delaware General Corporation Law Section 253.

WHEREAS, GECS desires to merge with and into GE Capital;

WHEREAS, the Boards of Directors of each of GE Capital and GECS, and the voting stockholder of GECS deem it advisable, upon the terms and subject to the conditions herein stated, that GECS be merged with and into GE Capital, and that GE Capital be the surviving corporation; and

WHEREAS, for United States federal income tax purposes, it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, and that this Agreement constitutes, and hereby is adopted as, a plan of reorganization;

NOW, THEREFORE, the parties hereto, in consideration of the mutual agreements and provisions hereinafter contained, do hereby agree as follows:

Section 1:  At the Effective Time (as defined in Section 4(a) below), GECS shall merge with and into GE Capital with GE Capital being the surviving entity (the “Surviving Corporation”) of such merger (the “Merger”).

Section 2:  The Certificate of Incorporation and Bylaws of GE Capital, as in effect at the Effective Time, shall continue in full force and effect as the Certificate of Incorporation and Bylaws of the Surviving Corporation.

Section 3:  At the Effective Time, by virtue of the Merger and without any action on the part of any party hereto or the holder of any of the following securities:

(a)              Each share of common stock of GE Capital, par value $14.00 per share (“GE Capital Common Stock”), outstanding immediately prior to the Effective Time shall be canceled and retired without any payment therefor or conversion thereof;

(b)              Each share of common stock of GECS, par value $1,000 per share (“GECS Common Stock”), outstanding immediately prior to the Effective Time (other than, for the avoidance of doubt, any shares of GECS Common Stock that are owned by, or held in treasury of, GECS immediately prior to the Effective Time) shall be converted into 0.09039548 fully paid and nonassessable shares of GE Capital Common Stock;

(1)

(c)              Each share of GECS Common Stock that is owned by, or held in treasury of, GECS immediately prior to the Effective Time (if any) shall be canceled and retired without any payment therefor or conversion thereof;

(d)              Each share of preferred stock of GECS, par value $10,000 per share (“GECS Preferred Stock”) outstanding immediately prior to the Effective Time (other than any GECS Preferred Stock held by GE Capital or, for the avoidance of doubt, any GECS Preferred Stock owned by, or held in treasury of, GECS immediately prior to the Effective Time) shall be converted into 0.904 fully paid and nonassessable shares of GE Capital Common Stock; and

(e)              Each share of GECS Preferred Stock held by GE Capital or that is owned by, or held in treasury of, GECS immediately prior to the Effective Time shall be canceled and retired without any payment therefor or conversion thereof.

(f)              Each of the parties hereto acknowledges and agrees that (i) the ratios for conversion of shares of GECS Common Stock and GECS Preferred Stock into GE Capital Common Stock were based on the relative aggregate par values of the outstanding shares of GECS Common Stock and GECS Preferred Stock (other than GECS Preferred Stock held by GE Capital) for convenience purposes only and (ii) such determinations were permitted to be made in the manner described above only as a result of General Electric Company being the sole stockholder of the Surviving Corporation following the Merger.

Section 4:  The terms and conditions of the Merger are as follows:

(a)              The Merger shall become effective (the “Effective Time”) at the later to occur of (x) 10:00 a.m. (Eastern time) on the business day immediately following either approval of the Merger by the Commissioner of Insurance of the State of Kansas (the “Commissioner”) or the notification by the Commissioner that such approval is not required, or (y) 10:00 a.m. (Eastern time) on February 19, 2012 (unless otherwise agreed).

(b)              Upon the Effective Time, for all purposes of the laws of the State of Delaware, the separate existence of GECS shall cease and it shall be merged into GE Capital with the Surviving Corporation possessing all the rights, privileges, powers and franchises of a public as well as of a private nature, and being subject to all the restrictions, disabilities and duties of GECS, and all and singular, the rights, privileges, powers and franchises of GECS, and all property, real, personal and mixed, and all debts due to GECS on whatever account, as well as for stock subscriptions and all other things in action or belonging to GECS shall be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of GECS, and the title to any real estate vested by deed or otherwise, under the laws of the State of Delaware, in GECS, shall not revert or be in any way impaired by reason of the Merger, but all rights of creditors and all liens upon any property of GECS shall be preserved unimpaired, and all debts, liabilities and duties of GECS shall thenceforth attach to the Surviving Corporation, and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

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(c)              At the Effective Time and after giving effect to the Merger (but without limiting clause (b) above), the Surviving Corporation assumes and shall be responsible and liable for any and all obligations of GE Capital and GECS under or in respect of swaps, hedges and other derivative contracts (whether under any master agreement or otherwise) and for any debt or other obligations of GE Capital or GECS as in effect immediately prior to the Effective Time.

Section 5:  The directors and officers of GE Capital immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation as of the Effective Time, with each director and officer retaining his or her respective position(s).

Section 6:  This Agreement may be executed in counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

Section 7:  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the applicable principles of conflicts of laws thereof.

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IN WITNESS WHEREOF, the parties hereto have caused the Agreement to be duly executed and delivered as of the date first above written.

GENERAL ELECTRIC CAPITAL CORPORATION

By:/s/Jeffrey S. Bornstein
Name: Jeffrey S. Bornstein
Title: Chief Financial Officer

GENERAL ELECTRIC CAPITAL SERVICES, INC.
By:/s/Keith S. Sherin
Name: Keith S. Sherin
Title: Chief Financial Officer

(4)